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                             December 17, 2020

       Patrick McCaney
       Chief Executive Officer
       Oaktree Acquisition Corp.
       333 South Grand Avenue
       28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Acquisition
Corp.
                                                            Amendment 1 to
Registration Statement on Form S-4
                                                            Filed December 2,
2020
                                                            File No. 333-249622

       Dear Mr. McCaney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2020 letter.

       Amendment 1 to Registration Statement on Form S-4 filed December 2, 2020

       Summary of the Proxy Statement/Prospectus
       Business Model, page 3

   1. We note the additional detail you have provided in response to our prior comments 2 and
                                                        11 regarding the
company's non-prescription products, which you describe as "over-the-
                                                        counter drug and device
products and cosmetics and supplement products" in the
                                                        "wellness, sexual
health, skincare and hair care" sectors. Please further revise your disclosure to provide
more granular detail regarding the products sold. In this regard, if the number of products
is substantial it may be useful to provide a list in tabular form, where appropriate.
 Patrick McCaney
Oaktree Acquisition Corp.
December 17, 2020
Page 2
Leverage existing capabilities to penetrate new sales channels and further improve operations, page 5

2. We note your response to our prior comment 6 in relation to your collaboration agreements with Ochsner Health and Mount Sinai Health System. Please revise your disclosure to provide the detail given in your response letter regarding these collaborations, namely that the collaboration agreements do not involve any monetary exchange, meaning neither party receives any compensation or financial incentive of any kind, Hims has not generated meaningful revenue because of these relationships, and these relationships are non-exclusive.
Marketing, page 219

3. We note your response to our prior comment 12. Please also remove the graphic on page
       219 and revise page 220 to conform to the format of the registration statement rather than a marketing slide deck.
       You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNamePatrick McCaney
                                                            Division of
Corporation Finance
Comapany NameOaktree Acquisition Corp.
                                                            Office of Life
Sciences
December 17, 2020 Page 2
cc:       Peter Seligson, Esq.
FirstName LastName